EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET HOLDINGS REPORTS IMPROVED EARNINGS FOR THE FOURTH QUARTER AND FULL YEAR 2003

HOUSTON, Jan. 20, 2004 – ExpressJet Holdings, Inc. (NYSE:XJT) today reported fourth quarter net income of $27.9 million, or $0.51 diluted earnings per share, an increase of 25 percent over the prior-year period, as the company continued to maintain its strong operating performance and cost controls, and expanded its regional jet fleet.

The results mark ExpressJet's eleventh consecutive quarter of improved earnings. For the full year ended Dec. 31, 2003, net income increased to $108.2 million, or $1.80 diluted earnings per share, a 28 percent improvement over 2002 results.

"These solid operational and financial performances are the result of our employees' continued dedication to delivering excellent customer service while controlling costs," said ExpressJet President and CEO Jim Ream. "During the year, we added 13 percent more flights to our network, achieved a 20 percent increase in block hours, and maintained excellent operations despite several very challenging events."

Fourth Quarter Operating Results

Fourth quarter operating revenue increased 20 percent to $340.9 million, compared with $284.0 million in the fourth quarter of 2002. Compared with the same period last year, capacity grew by 39 percent to 2.3 billion available seat miles with block hours increasing 29 percent to approximately 160,000 block hours. Revenue passenger miles were up 51 percent, resulting in a 5.7 point year-over-year increase in load factor to 70 percent. The company also achieved a 99.8 percent controllable completion factor during the fourth quarter, which excludes cancellations due to weather and air traffic control. ExpressJet's overall completion rate for the quarter was 98.1 percent.

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ExpressJet's operating cost per available seat mile decreased 14 percent in the fourth quarter, as the company continued to exploit the efficiency of its all jet fleet, with almost 100 percent commonality from the engines to the flight deck.

During 2003, ExpressJet accepted 36 deliveries of Embraer's new extended-range ERJ-145XR, a 50-seat regional jet capable of flights of 1,500 miles. Six of those airplanes were delivered during the fourth quarter of 2003. The new jets and their longer-range capabilities contributed to the increased average flight length of 518 miles in the fourth quarter, compared with 432 miles for the same period in 2002. Additionally, during the quarter, ExpressJet began serving five new destinations: Ciudad del Carmen, Mexico; Manzanillo, Mexico; Puerto Vallarta, Mexico; Sarasota, Florida; and Freeport, Bahamas and announced new service between Cleveland Hopkins International Airport and Northwest Arkansas Regional Airport, which is expected to begin in April 2004.

Fourth Quarter and Year-end Financial Results

ExpressJet's fourth quarter 2003 operating income reflected a 13.7 percent operating margin, as compared with an operating margin of 13.5 percent for fourth quarter 2002. The 13.7 percent operating margin included the benefits of cost savings and $2.5 million in performance incentive payments.

ExpressJet ended the fourth quarter with $193.1 million in cash, including $3.2 million in restricted cash, which is $72.2 million more than the prior year's $120.9 million. During the quarter, the company made a principal payment of $26.6 million on its note payable to Continental Airlines, reducing the outstanding balance to $193.2 million.

For the full year ended Dec. 31, 2003, ExpressJet's operating income reflected a 13.9 percent operating margin, as compared with an operating margin of 13.6 percent for the full year ended Dec. 31, 2002. Total incentive payments earned by ExpressJet in 2003 were $12.9 million.

For the full year of 2003, ExpressJet's quarterly results consistently exceeded the operating margin band of 8.5 percent to 11.5 percent contemplated in the company's capacity purchase agreement with Continental Airlines, leading to a total rebate of $30.1 million to Continental, as compared to $14.7 million rebate made during 2002.

Capital expenditures for the full year 2003 totaled $47.3 million (net of sales of fixed assets and parts), compared with $29.1 million (net of sales of fixed assets and parts related to turboprop retirements) for 2002. ExpressJet anticipates capital expenditures of approximately $44.0 million in 2004.

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ExpressJet will conduct a telephone briefing to discuss its fourth quarter and year-end results with the financial community today at noon CST/1:00 p.m. EST. A live webcast of this briefing will be available online at expressjet.com - investor relations.

Corporate Background

ExpressJet Airlines, Air Transport World's 2003 Regional Airline of the Year, operates as Continental Express, the regional jet affiliate of Continental Airlines. With service to 130 destinations in the United States, Canada, Mexico and the Caribbean, Continental Express operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland. Continental Express offers customers efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines. ExpressJet Airlines employs 6,100 people and is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

The foregoing contains forward-looking statements that are not limited to historical facts, but reflect the company's current beliefs, expectations or intentions regarding future events. There are a number of factors that could cause actual results to differ materially from those in the forward-looking statements. Some of the known risks that could significantly impact results include, but are not limited to, the company's dependence on its capacity purchase agreement with Continental Airlines; the company's dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; the company's ability to implement its growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; the company's high leverage; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2002. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)
(Unaudited)

	Three Months Ended December 31,		Increase/ (Decrease)
	2003	**2002**	
Operating Revenue	$ 340,949	$ 284,005	20.1%
Operating Expenses:			
Wages, salaries and related costs	74,290	61,166	21.5%
Aircraft rentals	66,183	53,499	23.7%
Aircraft fuel	38,562	27,129	42.1%
Maintenance, materials and repairs	33,422	24,636	35.7%
Other rentals and landing fees	20,049	24,434	(17.9%)
Ground handling	23,742	19,231	23.5%
Outside services	6,946	6,459	7.5%
Depreciation and amortization	5,510	7,887	(30.1%)
Aircraft related and other insurance	2,705	4,129	(34.5%)
Other operating expenses	22,975	16,981	35.3%
	294,384	245,551	19.9%
Operating Income	46,565	38,454	21.1%
Nonoperating Income (Expense):			
Interest expense, net	(3,192)	(2,748)	16.2%
Interest income	625	616	1.5%
Capitalized interest	186	129	44.2%
Other, net	84	245	(65.7%)
	(2,297)	(1,758)	30.7%
Income Before Income Taxes	44,268	36,696	20.6%
Income tax expense	16,367	14,191	15.3%
Net Income	$ 27,901	$ 22,505	24.0%
Preferred Stock Dividend	-	(185)	n/m
Net Income Applicable to Common Stockholders	$ 27,901	$ 22,320	25.0%
Basic EPS	$ 0.52	$ 0.35	48.6%
Diluted EPS	$ 0.51	$ 0.35	45.7%
Operating Margin	13.7%	13.5%	0.2pts
Basic Shares Used for EPS Calculation	54,165	64,000	(15.4%)
Diluted Shares Used for EPS Calculation	54,244	64,000	(15.2%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Year Ended December 31,		Increase/ (Decrease)
	2003 (Unaudited)	**2002** (Audited)	
Operating Revenue	$ 1,311,443	$ 1,089,099	20.4%
Operating Expenses:			
Wages, salaries and related costs	283,290	237,307	19.4%
Aircraft rentals	249,094	199,160	25.1%
Aircraft fuel	142,403	100,115	42.2%
Maintenance, materials and repairs	130,079	97,220	33.8%
Other rentals and landing fees	95,032	89,114	6.6%
Ground handling	89,566	74,083	20.9%
Outside services	28,885	23,022	25.5%
Depreciation and amortization	20,421	29,787	(31.4%)
Aircraft related and other insurance	6,781	17,980	(62.3%)
Security fee reimbursement	(3,034)	-	N/A
Other operating expenses	86,949	73,531	18.2%
	1,129,466	941,319	20.0%
Operating Income	181,977	147,780	23.1%
Nonoperating Income (Expense):			
Interest expense, net	(9,962)	(14,042)	(29.1%)
Interest income	2,118	3,553	(40.4%)
Capitalized interest	1,032	961	7.4%
Other, net	38	354	(89.3%)
	(6,774)	(9,174)	(26.2%)
Income Before Income Taxes	175,203	138,606	26.4%
Income tax expense	66,670	53,822	23.9%
Net Income	$ 108,533	$ 84,784	28.0%
Preferred Stock Dividend	(352)	(504)	n/m
Net Income Applicable to Common Stockholders	$ 108,181	$ 84,280	28.4%
Basic and Diluted EPS	$ 1.80	$ 1.38	30.4%
Operating Margin	13.9%	13.6%	0.3pts
Basic Shares Used for EPS Calculation	60,026	61,068	(1.7%)
Diluted Shares Used for EPS Calculation	60,037	61,069	(1.7%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
STATISTICS

	Three Months Ended December 31,		Increase/ (Decrease)
	2003	**2002**	
Revenue passenger miles (millions)	1,630	1,077	51.3%
Available seat miles (ASM) (millions)	2,316	1,663	39.3%
Passenger load factor...	70.4%	64.7%	5.7 pts
Block hours (thousands)......................................	160	124	29.0%
Departures...	91,942	80,045	14.9%
Operating cost per available seat mile (cents)	12.71	14.77	(13.9%)
Operating cost per block hour (dollars)	1,835	1,973	(7.0%)
Average fuel cost, excluding fuel taxes, per available seat mile (cents)..........................	1.67	1.63	2.5%
Average price per gallon of fuel excluding fuel taxes (cents)	66.00	61.10	8.0%
Fuel gallons consumed (millions)	58.4	44.4	31.5%
Average length of aircraft flight (miles)...............	518	432	19.9%
Actual aircraft in fleet at end of period................	224	188	19.1%
Average daily utilization of each aircraft..............	7 hrs 53 min	7 hrs 19 min	7.8%
Controllable completion factor.............................	99.8%	99.9%	(0.1 pts)
Completion factor	98.1%	98.8%	(0.7 pts)

	Year Ended December 31,		Increase/ (Decrease)
	2003	**2002**	
Revenue passenger miles (millions)	5,769	3,952	46.0%
Available seat miles (ASM) (millions)	8,425	6,219	35.5%
Passenger load factor...	68.5%	63.5%	5.0 pts
Block hours (thousands)......................................	593	495	19.8%
Departures...	353,547	314,934	12.3%
Operating cost per available seat mile (cents)	13.41	15.14	(11.4%)
Operating cost per block hour (dollars)	1,903	1,902	0.1%
Average fuel cost, excluding fuel taxes, per available seat mile (cents)..........................	1.69	1.61	5.0%
Average price per gallon of fuel excluding fuel taxes (cents)	66.00	60.72	8.7%
Fuel gallons consumed (millions)	215.8	164.9	30.9%
Average length of aircraft flight (miles)...............	491	414	18.6%
Actual aircraft in fleet at end of period................	224	188	19.1%
Average daily utilization of each aircraft..............	7 hrs 47 min	7 hrs 38 min	2.1%
Controllable completion factor.............................	99.8%	99.9%	(0.1 pts)
Completion factor	98.2%	99.0%	(0.8 pts)

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NON-GAAP STATISTICAL INFORMATION

	Three Months Ended December 31,		
	2003	**2002**	**Increase/ (Decrease)**
PERFORMANCE MEASURES:			
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Operating margin per CPA [1]	11.5%	11.5%	
Adjustments:			
Add: Labor and other costs excluded from capacity purchase agreement (CPA)	1.5%	1.2%	0.3pts
Add: Incentives and other revenues excluded from CPA	0.7%	0.8%	(0.1pts)
Actual operating margin as reported	13.7%	13.5%	0.2pts

[1] Under the capacity purchase agreement with Continental Airlines, the operating margin as defined by the agreement should be between 8.5% and 11.5% each quarter; otherwise, a reconciliation payment is made by Continental Airlines, if less than 8.5%, or to Continental Airlines, if more than 11.5%. However, for purposes of calculating the operating margin as defined by the agreement, ExpressJet excludes the effect of any unanticipated changes in most of the labor costs, any performance incentive payments and miscellaneous revenues and costs related to services provided to other customers. Since ExpressJet's settlement for the operating margin is calculated on a quarterly basis, year-to-date calculation is less meaningful. For detailed discussion of ExpressJet's capacity purchase agreement with Continental Airlines, see ExpressJet's 10-K for the year ended December 31, 2002. This disclosure provides management the ability to communicate to investors how certain provisions of the capacity purchase agreement operate.

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NON-GAAP STATISTICAL INFORMATION

PERFORMANCE MEASURES (in cents):	Three Months Ended	Year Ended
	December 31, 2003	
Operating costs per available seat mile (CASM) ...	12.71	13.41
Adjustments:		
Add: Security fee reimbursement	-	0.04
Less: Current year fuel cost per ASM..............	(1.67)	(1.69)
Add: Current year fuel cost per ASM at prior year fuel price	1.54	1.56
Adjusted CASM, excluding security fee reimbursement with fuel price held constant[1] ..	12.58	13.32
2002 CASM	14.77	15.14

[1] Adjusted CASM, excluding security fee reimbursement, with fuel price held constant provides management and investors the ability to measure and monitor ExpressJet's cost performance absent unusual adjustments and fuel price volatility. The reasons for these adjustments are as follows:

- The security fee reimbursement received during May 2003 represented ExpressJet's share of the reimbursements for security costs to the airline industry. However, 100% of this reimbursement was remitted to Continental, pursuant to the terms of the capacity purchase agreement with Continental.
- The cost and availability of fuel are subject to many economic and political factors, events occurring throughout the world and ExpressJet's capacity purchase agreement with Continental, therefore, fuel price volatilities are beyond ExpressJet's control. For detailed discussion regarding risk factors relating to the airline industry and the capacity purchase agreement with Continental, see ExpressJet's 10-K for the year ended December 31, 2002.